UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 17, 2012

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 17, 2012, Dollar Tree, Inc. issued a press release reporting its fiscal 2012 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 17, 2012 issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 17, 2012

By: /s/ Kevin S. Wampler
          Kevin S. Wampler
          Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 17, 2012 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS RECORD FIRST QUARTER EARNINGS

- Earnings per diluted share increase 22.0%, to $1.00
- Consolidated net sales increase 11.5%
- Comparable store sales increase 5.6%

CHESAPEAKE, Va. – May 17, 2012 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended April 28, 2012 ("first quarter"). Consolidated net sales for the first quarter were $1.72 billion, an 11.5% increase compared to $1.55 billion reported for the quarter ended April 30, 2011 ("first quarter 2011"). Comparable store sales increased 5.6%, on top of a 7.1% increase for the first quarter 2011.

Earnings per diluted share for the first quarter were $1.00, a 22.0% increase compared to earnings per diluted share of $0.82 reported for the quarter ended April 30, 2011.

"I am pleased with the first quarter results as both sales and earnings exceeded the high end of our guidance," said President and CEO Bob Sasser. "The top performing categories for the quarter included Home products; Food, snacks and beverage; Health care products; Party supplies; Household cleaning supplies; and Seasonal merchandise. Inventory turns increased in the first quarter and we entered the second quarter in stock and well prepared, with our shelves full of the right product for our customers."

Operating margin for the quarter was 10.9%, a 40 basis point improvement from the 10.5% operating margin in the first quarter 2011.

Cash and investments at quarter-end totaled $382.3 million, compared with $510.3 million at the end of the first quarter 2011. During the first quarter, the Company completed its $300 million Accelerated Share Repurchase program and repurchased an additional 49 thousand shares on the open market for $4.5 million, and ended the quarter with $1.2 billion remaining on its share repurchase authorization.

The Company continues to grow. During the first quarter, Dollar Tree opened 110 stores, closed 10 stores, and expanded or relocated 44 stores. Retail selling square footage increased 7.1% compared to a year ago, to 38.6 million square feet.

Guidance
The Company estimates sales for the second quarter of 2012 to be in the range of $1.66 billion to $1.70 billion, based on low –to- mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.87 to $0.93.

Full year sales are now estimated to be in the range of $7.33 billion to $7.46 billion. This estimate is based on a range of low –to- mid single digit positive comparable store sales. Fiscal year 2012 diluted earnings per share are expected to be $4.74 to $4.94. These estimates assume no impact from potential additional share repurchase activity in 2012. In addition, 2012 will include a 53rd week that will be recorded in the fourth quarter 2012. The extra week is expected to add $120 million to $130 million to sales in the fourth quarter 2012 and $0.13 to $0.15 earnings per diluted share, both of which are included in our guidance.

On Thursday, May 17, 2012, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-224-1075. A recorded version of the call will be available until midnight Thursday, May 24, and may be accessed by dialing 888-203-1112, and the access code is 3204362. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, May 24.

Dollar Tree, a Fortune 500 Company, operated 4,451 stores in 48 states and 5 Canadian Provinces as of April 28, 2012, with total retail selling square footage of 38.6 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second quarter and full year sales, second quarter and full year diluted earnings per share, second quarter comparable store sales and the impact of the 53rd week of 2012. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 15, 2012. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

		First Quarter Ended			
		April 28, 2012		April 30, 2011	
		(unaudited)		(unaudited)	
Net sales	$	1,723.6	$	1,545.9	
Cost of sales		1,120.9		1,005.1	
Gross profit		602.7		540.8	
		35.0%		35.0%	
Selling, general & administrative expenses		414.7		379.1	
		24.1%		24.5%	
Operating income		188.0		161.7	
		10.9%		10.5%	
Interest expense, net		0.5		0.9	
Other income, net		(1.1)		(0.7)	
Income before income taxes		188.6		161.5	
		10.9%		10.4%	
Income tax expense		72.5		60.5	
Income tax rate		38.4%		37.5%	
Net income	$	116.1	$	101.0	
		6.7%		6.5%	
Net earnings per share:					
Basic	$	1.00	$	0.82	
Weighted average number of shares		115.8		122.6	
Diluted	$	1.00	$	0.82	
Weighted average number of shares		116.4		123.5	

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	April 28, 2012	January 28, 2012	April 30, 2011
Cash and cash equivalents	$ 382.3	$ 288.3	$ 371.3
Short-term investments	-	-	139.0
Merchandise inventories	875.0	867.4	771.2
Other current assets	47.1	53.7	44.0
Total current assets	1,304.4	1,209.4	1,325.5
Property and equipment, net	848.8	825.3	760.2
Goodwill	174.0	173.1	175.0
Deferred tax assets	19.2	16.8	25.1
Other assets, net	104.7	104.0	95.5
Total assets	$ 2,451.1	$ 2,328.6	$ 2,381.3
Current portion of long-term debt	$ 265.5	$ 15.5	$ 16.5
Accounts payable	319.1	286.7	276.0
Other current liabilities	187.0	215.5	170.6
Income taxes payable, current	44.4	63.3	41.6
Total current liabilities	816.0	581.0	504.7
Long-term debt, excluding current portion	-	250.0	250.0
Income taxes payable, long-term	15.7	15.5	15.4
Other liabilities	138.8	137.5	124.5
Total liabilities	970.5	984.0	894.6
Shareholders' equity	1,480.6	1,344.6	1,486.7
Total liabilities and shareholders' equity	$ 2,451.1	$ 2,328.6	$ 2,381.3
STORE DATA:			
Number of stores open at end of period	4,451	4,351	4,177
Total selling square footage (in millions)	38.6	37.6	36.0

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Three Months Ended	
	April 28, 2012	April 30, 2011
Cash flows from operating activities:		
Net income	$ 116.1	$ 101.0
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	41.8	39.2
Other non-cash adjustments	20.9	23.8
Changes in working capital	(44.3)	(7.7)
Total adjustments	18.4	55.3
Net cash provided by operating activities	134.5	156.3
Cash flows from investing activities:		
Capital expenditures	(65.4)	(58.3)
Purchase of short-term investments	-	(6.0)
Proceeds from maturities of short-term investments	-	41.8
Other	-	0.4
Net cash used in investing activities	(65.4)	(22.1)
Cash flows from financing activities:		
Payments for share repurchases	(4.5)	(88.6)
Proceeds from stock issued pursuant to stock-based compensation plans	5.9	3.9
Tax benefit of stock-based compensation	23.8	9.8
Other	(0.2)	(0.1)
Net cash provided by (used in) financing activities	25.0	(75.0)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.9
Net increase in cash and cash equivalents	94.0	60.1
Cash and cash equivalents at beginning of period	288.3	311.2
Cash and cash equivalents at end of period	$ 382.3	$ 371.3